SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF
THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Rand Capital SBIC, L.P.

Address of Principal Business Office (No. & Street, City, State, Zip Code):
2200 Rand Building, Buffalo, New York 14203

Telephone Number (including area code): (716) 853-0802

Name and address of agent for service of process:

Allen F. Grum, President	Copy to:	Ward B. Hinkle, Esq.
Rand Capital Corporation		Hodgson Russ LLP
2200 Rand Building		One M&T Plaza, Suite 2000
Buffalo, New York 14203		Buffalo, New York 14203

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A: YES [X] NO [ ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the general partner of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the City of Buffalo on the 13th day of May, 2002.

	Signature:	RAND CAPITAL SBIC, L.P.
By: RAND CAPITAL MANAGEMENT, LLC (General Partner)
Attest: /s/ Daniel P. Penberthy Daniel P. Penberthy Secretary		By: RAND CAPITAL CORPORATION (Member) By: /s/ Allen F. Grum Allen F. Grum President